EUROCONSULT CAPITAL, LLC

SUPPLEMENTARY INFORMATION
  COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
  SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Member's equity		$ 39,987
Less: non-allowable assets		
Prepaid expenses		5,040
Prepaid fees to Parent		-
Net capital		34,947
Aggregate indebtedness		$ 4,328
Computed minimum net capital required		
(6.67% of aggregate indebtedness)		$ 289
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($54,579 - $5,000)		$ 29,947
Percentage of aggregate indebtedness		
to net capital	$ 4,328	
	$ 34,947	
		12%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2015.